GUINNESS ATKINSON FUNDS

(FORMERLY GUINNESS FLIGHT INVESTMENT FUNDS)

SCHEDULE A TO THE

TRUST INSTRUMENT DATED MARCH 6, 1997

List of Funds	Established
Guinness Atkinson Asia Focus Fund	March 6, 1997
Guinness Atkinson China & Hong Kong Fund	March 6, 1997
Guinness Atkinson Global Innovators Fund	June 3, 1998
Guinness Atkinson Global Energy Fund	May 7, 2004
Guinness Atkinson Alternative Energy Fund	November 14, 2005
Guinness Atkinson Asia-Pacific Income Fund	November 14, 2005